Moody's Investors Service ("MIS")

Exhibit 2

Procedures and Methodologies Used to Determine Credit Ratings

1. **Credit Rating Process**

Below we describe the various steps in our credit rating process. These descriptions reflect the general process for all of MIS's published credit ratings, and some aspects of our detailed processes may vary in different rating groups or jurisdictions. In these descriptions, we use the term "Issuer" to mean any entity - regardless of whether it is a structured product, a corporation, a sovereign country or a municipality - that issues debt, a credit commitment or debt-like securities, or which has other obligations to make payments.

a. Initiation of a Rating Relationship with MIS

A credit rating relationship generally is initiated when the Issuer requests a credit rating from MIS. Generally, MIS enters into a rating agreement with the Issuer, whereby the Issuer undertakes to provide MIS with pertinent financial reports and other information. The Issuer also undertakes to pay to MIS the relevant fees.

In addition, as a publisher of opinions about credit, MIS reserves the right to assign credit ratings on an unsolicited basis. (See discussion of unsolicited credit ratings below.)

b. Information Used in the Credit Rating Process

The analyst or analysts assigned to a particular Issuer or obligation ("Lead Analyst") begins the credit analysis by assembling relevant information on the Issuer or obligation. This information may come from public sources or from the Issuer or the Issuer's agent in meetings or other communications with the Lead Analyst. See further discussion below in the section on Interacting with the Management of an Issuer.

This information may be supplemented with information generated by MIS or obtained from the market or other third-party sources, including macroeconomic and sector-specific data. MIS uses various third-party vendors to provide data and other information that is used in the credit rating process, covering areas such as utility regulation, chemical prices, commercial real estate prices and rents, and forecasts and analysis of a particular country's economic trends. The information used in assigning credit ratings in any individual sector is discussed in that sector's credit rating methodology.

We also use third-party vendors to assist with data entry-related activities. In addition, third-party vendors are sometimes used to assist in developing analytical software used in monitoring and analyzing credits. Generally, these

vendors enter into service agreements with MIS containing confidentiality provisions and other undertakings to safeguard non-public information that MIS may provide to them in the course of their work.

Before using data provided by an Issuer or its agent, MIS generally will investigate and obtain reasonable verification of key factual elements using an independent source, including by comparison to other information that comes from sources that are independent of the Issuer.

MIS has adopted reasonable measures to ensure the information it uses in assigning a credit rating is of sufficient quality and from sources MIS considers to be reliable including, when appropriate, independent third-party sources. However, MIS is not an auditor and cannot in every instance obtain independent verification or validation of information received in the rating process.

   c.   <u>Interacting with the Management of an Issuer</u>

When interacting with Issuers, it is the Lead Analyst's responsibility to gather analytical information in a thorough and comprehensive way. Analysts are encouraged to have frank discussions with Issuers, or their agents or representatives, about their ratings, including credit strengths and weaknesses and trends in their industries. As Lead Analysts pursue relevant lines of inquiry and explain to the Issuer why the information is relevant and how it is to be used, they also cite our confidentiality policies (see references to policies in Exhibit 3).

In most jurisdictions, Issuers historically have been able, but not obliged, to provide to credit rating agencies nonpublic information, such as strategic and financial plans and projections, legal documents, priority of claims and collateral characteristics. Issuers may choose to discuss topics that are confidential in nature, or to provide documents that are not public but contain important insight into the Issuer's strategic and financial plans and goals. This information is incorporated into the Issuer's rating as applicable, even though the information itself is held in confidence. To the extent that the information provides MIS with a deeper understanding of an Issuer's strategies and plans, it also helps to set the context for evaluating changes that may occur in the future and may have an impact on the creditworthiness of the Issuer and other members of an industry.

While MIS invites Issuers to participate in the credit rating process for all published credit ratings, ultimately, each Issuer determines the degree to which it shares information beyond what generally is available to the public. It has been our experience that Issuers generally welcome the opportunity to discuss their organizations, companies or transactions with us.

Most Issuers operate in good faith and provide reliable information to the securities markets and to MIS, and we rely on Issuers and their agents to do so. Nevertheless, our analysts seek to exercise skepticism with respect to an Issuer's claims and use available sources to investigate and obtain independent verification of such information. If we believe we have inadequate information to provide an informed credit rating to the market, we will exercise our editorial discretion and decline to assign a credit rating, or, if we already have a credit rating outstanding, withdraw that credit rating (see below for a discussion of our credit rating withdrawal policy). On occasion, Issuers have chosen not to participate in the credit rating process, and therefore the information used to develop the credit rating generally is limited to publicly available information. In such cases we identify those Issuers in accordance with the

MIS policy on Designating Issuers that Do Not Participate in the Credit Rating Process (see the section below on Unsolicited Credit Ratings). In accordance with our policies attached below, if applicable, we will designate a credit rating as "non-participating" or "unsolicited" in the credit rating announcement.

As discussed in Exhibits 6 and 7, MIS recognizes that the "issuer pays" model creates a potential conflict of interest that must be effectively managed. One important measure we have adopted in this regard is to prohibit analysts from discussing fees or payment matters with Issuers or their agents. Such matters are handled by a separate group within MIS (the Commercial Group), whose personnel do not have any involvement in determining or monitoring credit ratings or developing or approving credit rating methodologies.

    d. <u>Rating Committee Process</u>

Once information has been gathered, the Lead Analyst will analyze the Issuer or obligation and apply the relevant MIS credit rating methodologies, which may include consideration of both quantitative and qualitative factors (discussed in greater detail below). The Lead Analyst will formulate his or her recommendation for consideration by a rating committee.

Rating committees are a critical mechanism in promoting the quality, consistency and integrity of our credit rating process. MIS's credit ratings are determined only through rating committees, by a majority vote of the rating committee's members, and not by any individual analyst. The composition of a rating committee varies based on the nature and complexity of the credit rating being assigned, but typically includes the following: the Chair, who acts as the moderator of the committee; the Lead Analyst, who presents his or her recommendation and the analysis supporting it; and other participants, including senior-level personnel, specialists or support analysts, as deemed appropriate.

Rating committees convened to determine credit ratings for which the Lead Analyst is based in the European Union should be comprised of a majority of voting members who were not directly involved in the preparation of the rating committee memorandum and related materials. For these purposes it is assumed that such involvement will usually be limited to the Lead Analyst and any Associate Analysts or other support staff working under the direction of the Lead Analyst.

The rating committee Chair encourages broad-based participation from all rating committee members, regardless of seniority, and the expression of dissenting views. The Chair also determines if committee attendees possess sufficient depth and breadth of expertise to allow the rating committee to be properly constituted.

At the conclusion of rating committee discussions, the Lead Analyst makes a rating recommendation. All rating committee participants eligible to vote are expected to vote and each voting member is entitled to one vote, with all votes carrying equal weight. Voting begins with the Lead Analyst, and votes are then solicited from other rating committee participants. The Chair has the authority to suspend the proceedings if he or she believes that the rating committee would benefit from further discussion, additional information, or broader participation used to make the credit decision before concluding.

Rating committee composition, deliberations and voting results are kept confidential and limited to MIS employees.

    e.   <u>Informing the Issuer of the Credit Rating Outcome and Disseminating the Credit Rating Announcements</u>

Once a rating committee reaches a decision and the appropriate external communications have been drafted regarding a credit rating action, the Lead Analyst typically contacts the Issuer or its designated agent to inform them of the credit rating. In so doing, the Lead Analyst explains the rationale for the credit rating and the key factors which the rating committee considered in arriving at its opinion. Prior to public release of the credit rating, MIS communicates its credit rating decision only to the Issuer and/or its designated agent. Where feasible and appropriate, MIS also may provide the Issuer or its agent with a draft of the credit rating announcement so that they can review the draft to verify that it does not contain any inaccurate or non-public information. The Issuer may agree or disagree with the credit rating outcome, but if the credit rating opinion relates to an existing published credit rating, the opinion will be made public unless the Issuer or its designated agent provides us with relevant new information justifying reconsideration of the rating decision (see discussion below regarding Credit Rating Appeals). If MIS is not able to inform the Issuer or its agent of a credit rating prior to publication, MIS will inform them as soon as practicable after publication, and generally will explain the reason for the delay.

All public credit ratings are available free of charge, generally through press releases, on our website www.moodys.com.

In the European Union and South Africa, prior to the public dissemination of a credit rating, the Lead Analyst or his or her designee is required to inform the Issuer or its agent of the credit rating and the principal grounds on which the credit rating is based. The notification shall take place during working hours in the time zone where the Issuer or its agent is located, and at least one full working day must elapse in the country where the Issuer or its agent is domiciled before the publication takes place. During this time period the Issuer or its agent is provided with the opportunity to review the draft credit rating announcement and draw MIS's attention to factual errors and inadvertent disclosure of confidential information. If the Issuer or its agent does not respond within the full working day after the notification, the Lead Analyst, or his or her designee, may then release the credit rating announcement; if MIS receives a written response from the Issuer or its agent to proceed before the full working day has expired, MIS still must wait for one full working day to elapse before MIS can release and publish the credit rating announcement.

    f.   <u>Credit Rating Appeals</u>

Appeals of credit rating decisions are rare. However, where appropriate, MIS will delay the publication of a credit rating action in order to assess the relevance of new material information that has been received from the Issuer or its agent. If the Lead Analyst and rating committee Chair believe the new information may reasonably lead the rating committee to reconsider the credit rating conclusion, the rating committee will be reconvened to consider the impact of the information on the credit rating. This process, known as an external appeal, is available only where the Issuer can provide MIS, within a limited timeframe, with material information not previously available or considered that MIS believes is relevant to its credit assessment. MIS believes that the appeal process is an important part of our ability to provide timely and well-informed credit ratings. Appeals from Issuers should be distinguished from MIS's internal appeal process (described in the next paragraph), in which a member of the rating committee or certain other MIS employees can request a reconsideration of the rating committee decision.

MIS's internal appeal process provides that, before the credit rating outcome is disseminated to the public, a member of the rating committee or certain other MIS employees (such as a managing director or a credit officer) can formally lodge an "internal appeal" of the committee's decision. If an internal appeal is granted, a new rating committee will be formed to consider the appeal.

g.   Monitoring of Credit Ratings

With the exception of those credit ratings which are clearly identified as point-in-time ratings, once a credit rating has been published, MIS will monitor that credit rating, as deemed appropriate, on an ongoing basis and will modify the credit rating as necessary in response to changes in our opinion of the creditworthiness of the Issuer or issue. All monitored credit ratings are reviewed at least once every twelve months, with the exception of Sovereign credit ratings, which are reviewed at least every six months.

MIS generally utilizes the same credit rating methodologies to monitor credit ratings as it uses to assign initial credit ratings.[1] In monitoring credit ratings, analysts may review public information as well as non-public information provided by the Issuer or its agent through periodic meetings or other means. For comments on use of such information, please refer to Section b above.

When credit rating methodologies (including quantitative tools) are revised, the updated credit rating methodology is applied to all credit ratings. Credit ratings likely to be affected by the credit rating methodology change are either changed concurrently with the credit rating methodology change announcement or are placed on review. The reviews are generally completed within six months of the announcement of the updated credit rating methodology.

MIS also utilizes a variety of monitoring processes. One such monitoring process is the portfolio review which many rating groups undertake on an annual basis to review the currency and consistency of credit ratings within a peer group. Portfolio reviews also offer a means of identifying common credit trends and assessing their potential credit rating implications, as well as promoting consistency in our credit analysis. In conducting a portfolio review, a senior-level group from both within and outside of a given industry rating team assesses the credit quality of all MIS-rated Issuers constituting an industry sector or sub-sector in a region. Where the portfolio review concludes that individual credit ratings may not be appropriately positioned, those credit ratings will be promptly referred to a rating committee.

In structured finance, monitoring is performed either by Lead Analysts of the applicable primary rating group or by dedicated monitoring analysts. MIS has dedicated analytical staff for monitoring the performance of existing transactions in certain asset types, such as commercial mortgage and collateralized debt obligation transactions. Monitoring includes qualitative approaches as well as quantitative approaches, such as filtering tools that

[1]   Models or criteria may vary between initial rating assignments and surveillance to the extent that different credit-relevant information may be available at different points in the life of a security or issuer. For example, delinquency data may only exist with the passage of time and so may only be relevant for surveillance - and not for the assignment of initial ratings. Threshold criteria for a rating can also vary somewhat between new and seasoned transactions because the remaining period over which risks can be realized may shorten and the level of uncertainty generally diminishes over time with seasoning.

allow the monitoring staff to compare actual deal performance (assets and/or liabilities) against the performance expected at the time of review. MIS has published a number of methodology reports describing our monitoring approaches for specific structured finance asset classes.

Our U.S. public finance rating group has a team of monitoring analysts dedicated to the systematic monitoring of local government credit ratings. As in sectors outside of local governments, we use technology and quantitative methods to assist the analysts in identifying Issuers whose credit profiles may no longer be consistent with their current credit ratings and outlooks. We track a number of indicative variables covering local economic conditions, demographics, and fiscal balances. This quantitative analysis helps identify credit ratings that merit a more intensive review, which may take the form of a rating committee and could lead to a credit rating or outlook change. MIS has published a report that outlines the framework used to assess the impact of macro-level trends on U.S. local government ratings. In U.S. public finance, surveillance tools may use threshold filtering to assist in identifying ratings that require additional review based on performance.

h. Withdrawal of Credit Ratings

If MIS believes we have inadequate information to provide an informed credit rating to the market, we will exercise our editorial discretion and will either refrain from assigning a credit rating or withdraw an outstanding credit rating. In addition, and as described in our policy provided below, MIS may withdraw a credit rating under other limited circumstances, including: if the Issuer defaults, enters bankruptcy, is liquidated or restructures its debt; if the Issuer becomes the subject of a corporate reorganization; when the credit rating methodology used to assign the credit rating is no longer applicable due to a reduction in the size of the collateral pool; when the rated obligation is no longer outstanding or, in certain cases, its principal balance is fully written down to zero because of credit loss recognitions; or for business reasons unrelated to these situations.

i. Unsolicited Credit Ratings

Unsolicited credit ratings are classified based on whether they were provided by an MIS credit rating affiliate in the EU, an MIS credit rating affiliate in Japan, or an MIS credit rating affiliate elsewhere in the world. The processes by which such determinations are made in these jurisdictions, as well as the manner in which the unsolicited nature of such ratings are disclosed in these jurisdictions, are set forth in the Policy for Designating and Assigning Unsolicited Ratings outside Argentina, European Union, Japan and Mexico, the Policy for Designating Unsolicited Credit Ratings in the European Union, and the MJKK and MSFJ Policy for Designating Unsolicited Credit Ratings, respectively.

In the U.S. and other jurisdictions outside Argentina, the European Union, Japan, and Mexico, MIS would consider issuing an Unsolicited Credit Rating when, among other things:
> The Unsolicited Credit Rating would provide an informational benefit to market participants; or,
> The amount of the total debt or debt-like obligations issued is significant; or,
> The type of security or the issuer is new to the market; or,
> The Credit Rating is analytically relevant for other analysis that MIS provides to the market.
MIS's publication of an Unsolicited Credit Rating will be conditioned, among other factors, on its determination that sufficient information is available to allow MIS to assign and maintain the Credit Rating.

Other aspects of the credit rating process described above are applicable to both unsolicited credit ratings and solicited credit ratings. We also have provided below our Policy for Designating Non-Participating Rated Entities.

2. **Relevant Credit Rating Process Policies**
The following policies can be found on our website via the web addresses listed below.

- » Policy for Designating and Assigning Unsolicited Credit Ratings Outside Argentina, European Union, Japan and Mexico December 14, 2015
  http://www.moodys.com/nrsro_sp13379

- » Policy for Designating and Assigning Unsolicited Credit Ratings in the European Union, December 14, 2015
  http://www.moodys.com/nrsro_sp13360

- » Policy for Designating Non-Participating Rated Entities, October 5, 2015
  http://www.moodys.com/nrsro_sp13358

- » Policy for Withdrawal of Credit Ratings, December 14, 2015
  http://www.moodys.com/nrsro_sp13418

- » MJKK Policy for Designating Issuers that Do Not Participate in the Rating Process, October 1, 2010
  http://www.moodys.com/nrsro_sp27530

- » MJKK Policy for Designating and Assigning Unsolicited Credit Ratings in Japan, October 5, 2015
  http://www.moodys.com/nrsro_sp27531

3. **Credit Rating Methodologies and Models**

MIS has established two groups responsible for credit rating methodologies and models, the Methodology Development Group (MDG) and : the Methodology Review Group (MRG).   MDG is responsible for methodology development and delivery across MIS. MDG also includes a dedicated Rating Model Group focused on the development and maintenance of all credit rating models and credit rating scorecards used in the credit rating process. MRG's responsibilities are to approve new and revised credit rating methodologies, review specifications of MIS credit rating models for consistency with published methodologies, review the appropriateness of existing methodologies on an annual basis, and review credit rating actions, on a sampled basis, to evaluate the application of published methodologies. In addition to MRG, Credit Rating methodologies must also be approved by the MIS Board of Directors, as outlined in the Policy on MIS Board Approval of Credit Rating Methodologies.

- » Policy on MIS Board Approval of Credit Rating Methodologies (October 23, 2015)
  http://www.moodys.com/nrsro_scl0095

MIS's methodological approaches to determining credit ratings encompass an evaluation of both qualitative and quantitative factors. Many of these credit rating methodologies include references to quantitative tools and "models," which are analytical tools used to infer the implications of sets of assumptions in a consistent, rigorous manner. Since every model contains simplifying assumptions and, by construction, may exclude many credit-relevant factors, individual rating committees rely on models as tools to varying degrees, depending on the facts and circumstances in the sector and of the particular Issuer. Current versions of MIS credit rating methodologies, which are updated periodically, along with descriptions of models (if any) they employ can be found on our website via the web address: [Rating Methodologies](#)

Some quantitative tools used in the structured finance sector are relatively quantitative in nature in that they attempt to model collateral loss probability distributions under various simplifying assumptions, cash flow allocations under each of the potential collateral loss scenarios, and, together, derive mathematically expected loss rates on various securities. Other quantitative tools, in particular many of those used within the fundamental sectors, are relatively qualitative in nature, embedding financial ratio credit scores and judgment in scorecards that serve as guides for discussion in rating committees and bear a somewhat imprecise relationship to actual credit rating outcomes. However, credit rating methodologies suggest quantitative and qualitative information for consideration as inputs to rating committee deliberations.

The following paragraphs provide a high-level description of the qualitative and quantitative factors that are broadly considered relevant in each of the sectors for which MIS is registered as an NRSRO. These descriptions should not be considered exhaustive or mandatory for each credit rating published in the individual sectors. Furthermore, not all of the enumerated factors will be deemed relevant by an individual rating committee, and within individual sub- sectors additional factors may also be considered. The MIS rating methodologies include additional factors that might be considered relevant by a rating committee when issuing a credit rating in a given sector.

    a.   Financial Institutions, Brokers or Dealers

Relevant qualitative factors may include: management quality; key entity risks; the impact of economic and industry outlook on lending policy and criteria; product development; risk measurement and management tools; credit risk review and controls; and/or reach and influence of regulatory authorities. MIS also considers the likelihood and quality of external forms of support including parental support and, for banks, systemic support. Relevant quantitative factors may include: profitability; portfolio diversification by geography, region, industry, product, and portfolio granularity; actual amount of non-performing loans; loan-loss provisioning requirements; loan-loss coverage levels; actual losses; loss expectancy and recent trends; type and impact of relevant portfolio stress tests (e.g., potential increases in interest rates or unemployment rates); loan-to-value ("LTV") overview by valuation at inception and LTV limits in the case of property lending; overview of off-balance sheet risks; projected business growth; capital ratios (Tier 1, tangible common equity) and trends; composition of risk-weighted assets (e.g., 20% risk weight, 50% risk weight, etc.); and/or quality of capital by type (e.g., Tier 1, Tier 2, etc.), instrument (e.g., subordinated debt, hybrid, innovative / non-innovative, etc.) and currency.

    b.   Insurance Companies

Relevant qualitative factors are tailored to the specific type of insurer (e.g., life, property/casualty, mortgage, financial guaranty, etc.) and may include: strategy, market position, brand and distribution; product focus; ease of access to capital; management quality, governance and risk management; accounting policy and disclosure; and/or the sovereign and regulatory environment.

Relevant quantitative factors are also specific to the type of insurer and may include: portfolio diversification (by geography, product/risk type, and distribution channel); asset quality (as reflected by, for example, the proportion of high risk investments and reinsurance assets); capital adequacy (as measured by capital ratios appropriate for the type of insurer and including estimates of catastrophe risk); profitability (as reflected by, for example, returns on equity, loss and expense ratios, and earnings volatility); financial flexibility (as indicated by coverage and leverage ratios); reserve adequacy (as implied by ratio analysis and actuarial analysis); and/or liquidity risk (assessing asset and liability matching).

c. Corporate Issuers

Relevant qualitative factors may include: industry sector(s); key markets; market position(s); business mix; geographical diversity; business strategy; size of company; barriers to entry; competitive advantages; growth opportunities; financial policy; management quality; risk management; capital structure and structural considerations; liquidity and debt maturity analysis; analysis of salient features of the security; legal structure; ownership considerations; corporate governance; and the sovereign and regulatory environment.

Relevant quantitative factors may include: level of sales or assets; growth rates; profitability ratios; leverage ratios; coverage ratios; capitalization ratios; cash flow ratios; liquidity measures; industry specific key indicator ratios; off-balance sheet adjustments; working capital management indicators; capital expenditure levels (both maintenance and development); extraordinary/exceptional items; and/or financing flows, including dividends, foreign currency exposure and accounting effects.

d. Issuers of Asset-Backed Securities

Qualitative factors typically include an assessment of the originator's policies and practices, including analysis of the performance of its previously originated loans, and of its business strategy and underwriting practices, quality control and auditing, financial strength, management strength, and governance and regulatory oversight.

For certain ABS transactions the originator assessment may be formalized into a score which is used to compare originators of the same type of products across various markets.

The strengths and weaknesses identified in the originator assessment are incorporated into the quantitative assumptions regarding future asset performance. Weakness in one or more components of an originator assessment may lead to a higher credit enhancement for a given target rating or to a lower assigned rating for a given enhancement level than what the quantitative analysis would otherwise suggest. Weak originator assessment or significant concerns in a particular aspect of the originator assessment may also impact the maximum achievable rating on a transaction.

Other relevant qualitative factors may include: geographical location of assets; details of the relevant insolvency regime; bankruptcy remoteness of the special purpose entity; integrity of the legal structure; adequacy of servicing asset management employed; presence or absence of third party guarantors; credit quality characteristics of underlying assets; and/or credit factors relevant for the industry sector.

Relevant quantitative factors may include: level of over-collateralization; quantity of excess spread on assets; size and structure of tranching of the bonds; interest rates; value of the reserve fund; availability, amount and details of liquidity; degree and level of amortization of the debt and payment priority; economic analyses; and/or historical performance of the relevant asset class for the sponsor and the sector.

In providing credit ratings for long-term and short-term securities backed by an asset-backed pool or as part of any asset-backed or mortgage-backed securities transaction, MIS forms an opinion on a specific transaction by analyzing its legal structure and sources of credit protection, as well as the credit risk characteristics of the collateral pool backing the securitization. To evaluate the risk characteristics of the underlying collateral pool, MIS considers data from a wide variety of public sources and information provided by the securitization's sponsor. MIS's credit opinion is based on its own independent analysis.

   e.   Issuers of Government Securities, Municipal Securities or Securities Issued by a Foreign Government

Relevant qualitative factors may include: willingness to pay public debt (track record, political tolerance for public defaults); tax tolerance; political dynamics and institutional stability; government structure; quality of financial management (budgetary, capital and strategic planning, timely implementation of strategies in response to changing circumstances); institutional and public policy frameworks; track record in relation to social and political stability; all forms of solidarities (inter-generational, central government-local governments, central government-publicly owned enterprises and local governments-local government enterprises); assessment of political commitments (fiscal adjustment, price stability); and/or potential social tensions.

Relevant quantitative factors may include: factors reflecting the economic base (structure of the economy, investment rate, saving rate, GDP, GDP per capita, percentage change in real GDP, inflation record, openness of the economy, trends of personal income and wealth, employment growth, unemployment rate and diversity of economic activity by industry); demographic trends (such as population growth, age distribution, and geographic concentration); financial operations (such as revenue structure, growth and diversity, expense structure, including fixed cost trends, trend of budget surplus or deficit, size and liquidity of financial reserves); and/or factors that help assess the sustainability of public debt (such as stock of general government debt, off-balance sheet liabilities, debt of overlapping governments paid from the same base, future liabilities such as pension and healthcare costs, composition of the debt in terms of currency, maturity, interest-rate sensitivity, size of assets that can be mobilized to repay the debt nature of public spending and degree of leverage relative to tax base or resource base).

For U.S. municipal securities issued by entities that operate in competitive markets, such as hospitals, universities, and airports, additional factors may include the Issuer's market share, pricing power within its market, degree of governmental support, and quality of management and governance.